

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

April 30, 2010

J. Joel Quadracci
Chairman, President and Chief Executive Officer
Quad/Graphics, Inc.
N63 W23075 Highway 74
Sussex, Wisconsin 53089-2827

> **Re: Quad/Graphics, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed March 5, 2010**
> **File No. 333-165259**

Dear Mr. Quadracci:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

What World Color Press Shareholders will Receive, page 3

1. You indicate here and elsewhere that Quad/Graphics' shareholders immediately prior to the arrangement will own approximately 60% of Quad/Graphics' outstanding stock and former World Color Press shareholders will own approximately 40% of Quad/Graphics' outstanding stock. Please balance this disclosure here and throughout to indicate that upon consummation of the arrangement, members of the Quadracci family, trusts for their benefit and other

affiliates of Quad/Graphics are expected to hold more than 80% of the combined company's total voting power.

Quad/Graphics Business, page 47

2.   We note your response to comment 17 of our letter dated April 1, 2010. We note the statement on page 52 that the integration of Quad/Graphics' imaging, manufacturing and distribution networks into a single platform is a "technological advantage." Please provide a basis or remove this statement.

The Arrangement, page 70

3.   We note your response to comment 22 of our letter date April 1, 2010. Please disclose the "potential business combination and financing transactions available to World Color Press" available at the time of the August 11, 2009 discussion referenced on page 70. Please disclose the reasons for not choosing any of the alternatives. Additionally please explain why the World Color Press' board of directors concluded on November 9 and 10, 2009 that "a combination with Quad/Graphics was sufficiently attractive to justify pursuing that transaction in priority to other possibilities" as stated on page 72.

4.   We note your response to comment 23 of our letter dated April 1, 2010. Please revise to disclose the "possible economic and other basic terms" discussed on August 28, 2009. Disclose the price terms discussed on September 10, 2009.

5.   We note your response to comment 30 of our letter dated April 1, 2010 that "the World Color Press board of directors placed no limitations on the scope of Morgan Stanley's opinion other than those contained in Morgan Stanley's opinion and as disclosed in Amendment No. 1." Please ensure that the disclosure clearly identifies the limitations and indicates that those limitations were imposed by World Color Press.

6.   We note your response to comment 31 of our letter dated April 1, 2010. In your response letter you state that "Morgan Stanley has informed it that the World Color Press' recent bankruptcy and short operating history were not material factors taken into consideration by Morgan Stanley in performing its financial analysis." Please disclose this information in your next amendment or advise.

Consideration to be Received Pursuant to Arrangement, page 105

7.   We note your response to our prior comment 39 and reissue the comment. Please provide an illustrative example or examples of how the consideration to be received will be calculated. For instance, use example numbers to calculate the

Share Exchange Ratio or the Arrangement Amount or advise. Similarly provide an illustrative example in the Summary section.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 198

Note 5: Preliminary Estimated Purchase Price

8. We note your response to prior comment 49 and the reference to the information on pages 109-112; however, we continue to believe that presenting a basic example (perhaps one potential scenario) in the notes to the pro forma financial statements would enhance a shareholder's understanding of what they could receive in the arrangement. Please reconsider presenting a simple illustrative example in this section that shows how the value of the consideration can change.

Note 6: Estimate of Assets to be Acquired and Liabilities to be Assumed

9. We note your response to prior comment 50. It does not appear that customer contracts are included in the intangible asset balance as of December 31, 2009 per note 5 on page FS-16, unless they are characterized as 'agreements' as part of the $1.2 million balance. Regardless, the addition of the new customers has been identified as 'significant' and therefore a portion of the purchase price should be allocated to these intangibles. Please revise or advise accordingly.

Exhibits

10. Please file consents for Mr. Angelson and Mr. Ryder, as it is disclosed that they are to become directors at the close of this offering. Please refer to Rule 438 under the Securities Act of 1933.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Russell E. Ryba
        Fax: (414) 297-4900